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SEC FILE NUMBER
001-08303

CUSIP NUMBER
406364406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Hallwood Group Incorporated

Full Name of Registrant

Former Name if Applicable

3710 Rawlins, Suite 1500

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, the registrant’s Hallwood Energy, L.P. affiliate is in the process of seeking additional capital from external sources. Because of this effort, management has not been able to complete the registrant’s financial reporting to the extent it relates to Hallwood Energy.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Melvin J. Melle	(214)	528-5588
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the quarter ended March 31, 2007, the Company reported an operating loss of $585,000 and a net loss of $7,324,000, which included a loss of $10,503,000 from its investment in Hallwood Energy, L.P. using the equity method of accounting.
In the quarter ended March 31, 2008, the Company anticipates reporting an operating income of approximately $6,000,000, principally attributable to an increase in sales of specialty fabric to U.S. military contractors as a result of increased orders from the military to customers of its Brookwood subsidiary.
On May 15, 2008, the Company loaned an additional $2,961,000 to Hallwood Energy. The Company has not yet determined the amount of the additional loss that it is required to recognize for accounting purposes as a result of the additional loan.
The registrant previously disclosed that its Hallwood Energy, L.P. affiliate was in the process of seeking additional capital from external sources. This effort is continuing, but financing has not yet been obtained. Hallwood Energy is in the process of negotiating a transaction that would provide additional capital. However, there is no assurance that any such transaction will be completed. If Hallwood Energy is unable to obtain additional operating funds in the near future, there is substantial doubt about its ability to continue as a going concern.

The Hallwood Group Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2008	By	/s/ Melvin J. Melle

Melvin J. Melle
Vice President